Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624

Rijkman Groenink
ABN AMRO Chairman of Managing Board

John Varley
Barclays Group Chief Executive

Transaction delivery
Key terms	•	3.225 new Barclays shares per ABN AMRO share
	•	€36.25 per ABN AMRO ordinary share (1)
	•	Ownership 52% Barclays, 48% ABN AMRO
	•	Sale of LaSalle Bank to Bank of America

Financial	•	Synergies: €3.5bn
Metrics	•	EpS Accretion: 5% in 2010
	•	RoI: 13% in 2010

Corporate	•	Unitary Board structure
Governance

Structure	•	UK incorporation
	•	HQ in Amsterdam
	•	UK FSA lead supervisor

(1)	Based on Barclays closing share price of Barclays ordinary shares, £7.50, on 20th April 2007 (FT exchange rate 1.4739) and including the €0.60 2006 final dividend per ABN AMRO ordinary share

Headlines
•	Board structure

•	Regulator

•	Head office

•	Synergies

Sale of LaSalle Bank to Bank of America

•	LaSalle Bank to be sold for $21 billion

•	Completion expected prior to combination with Barclays

•	€12bn excess capital returned to shareholders

•	Commitment to leading US investment management and investment banking franchises and growing cards business

We continue to expect our US businesses to deliver strong growth and to be a major contributor to the combined Group’s performance

Offering world class capabilities to an enlarged, complementary customer base

World class capabilities	Enhanced product capabilities drive cross sell	Deep local relationships
• Retail Banking • Credit Cards • Affluent Banking • Commercial Banking • Payments and transactional Banking • Investment Banking • Asset Management • Wealth Management		• Europe – UK – Netherlands – Italy – Spain – Portugal • US • Brazil • Africa • Asia – India – Indonesia – China – Hong Kong – Pakistan – Singapore – Taiwan • Middle East
Expanded client base to drive product revenues

Synergies

•	Total synergies: €3.5bn
•	Cost synergies: €2.8bn
•	Net revenue synergies: €0.7bn
•	Implementation costs: €3.6bn or 129% of cost synergies
•	Proforma 2006 cost:income ratio (57%) below Barclays (59%) and ABN AMRO (71%)

The transaction drives attractive financial returns
Premium	•	33% to share price of ABN AMRO ordinary shares on 16th March 2007

Synergies	•	Total synergies: €3.5bn by 2010 - Cost: €2.8bn - Net revenue: €0.7bn
	•	Implementation costs: €3.6bn

Capital	•	Target equity Tier 1 ratio of 5.75%

Cash EPS	•	5% accretive in 2010 for Barclays shareholders
	•	Significantly accretive to ABN AMRO shareholders in 2008

Barclays RoI	•	2010 target: 13%

Barclays economic value	•	EP impact: significantly positive by 2010

Capital management will remain a core focus

•	Target strong AA rating

•	Value-based management discipline

•	Maintain Barclays dividend pay-out policy

•	Target 5.75% equity/ 7.75% Tier 1 ratio

•	Buy-backs part of toolkit; benchmark for acquisitions

•	LaSalle Bank - €12bn return to shareholders

Summary

•	Significant opportunity to accelerate our strategy

•	Merger combines strengths and values of both businesses

•	Enhance customer proposition

•	Financial metrics attractive for shareholders